UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Final Amendment)
Ardea Biosciences, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

03969P107
(CUSIP Number)

Simon M. Lorne, Esq. Millennium Management LLC 666 Fifth Avenue, 8th Floor New York, New York 10103 (212) 841-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2008
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

SCHEDULE 13D

CUSIP No. 03969P107
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium Partners, L.P. 13-3521699
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 471,700 (See Item 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 471,700 (See Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 471,700 (See Item 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 03969P107
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millenco LLC 13-3532932
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 37,347 (See Item 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 37,347 (See Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,347 (See Item 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO, BD

SCHEDULE 13D

CUSIP No. 03969P107
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium Management LLC 13-3804139
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 509,047 (See Item 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 509,047 (See Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 509,047 (See Item 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 03969P107
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 509,047 (See Item 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 509,047 (See Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 509,047 (See Item 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON IN

Explanatory Note

Introduction

   This Final Amendment to Schedule 13D ("Final Amendment to Schedule 13D") amends the Schedule 13D filed on December 28, 2007 ("Schedule 13D") by the Reporting Persons (as defined in Item 2, below), relating to their beneficial ownership of the common stock, par value $0.001 per share (the "Common Stock") of Ardea Biosciences, Inc., a Delaware corporation (the "Issuer").

   This Final Amendment to Schedule 13D (i) amends and restates Item 3 and Item 5 and (ii) reflects a material change in the number of shares beneficially owned by some of the Reporting Persons and the percentage of class represented by such ownership since the filing of the Schedule 13D for such Reporting Persons. Except for the above-referenced amendments, this Final Amendment to Schedule 13D does not modify any of the information previously reported on the Schedule 13D.

Item 1.      Security and Issuer.

   The name of the Issuer is Ardea Biosciences, Inc. The address of the Issuer’s principal executive offices is 4939 Directors Place, San Diego, California, 92121. This Final Amendment to Schedule 13D relates to the Issuer’s Common Stock.

Item 2.      Identity and Background.

   (a)-(c), (f).  This statement is being filed by Millennium Partners, L.P., a Cayman Islands exempted limited partnership ("Millennium Partners") and Millenco LLC, a Delaware limited liability company ("Millenco"). Millenco is a broker-dealer and a member of the American Stock Exchange and the NASDAQ.

   Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of Millennium Partners and the manager of Millenco, and consequently may be deemed to have voting control and investment discretion over securities owned by Millennium Partners and by Millenco. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millennium Partners or by Millenco. Millennium Partners, Millenco, Millennium Management and Mr. Englander will be collectively referred to as the reporting persons ("Reporting Persons") in this Final Amendment to Schedule 13D.

   The business address for Millennium Partners, Millenco, Millennium Management and Mr. Englander is c/o Millennium Management LLC, 666 Fifth Avenue, New York, New York 10103. Mr. Englander is a United States citizen.

   (d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e)  On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners and certain related persons and entities, entered into settlements with the Securities and Exchange Commission ("SEC") and the Attorney General of the State of New York (the "NYAG") relating to allegations that Millennium Partners had engaged in a pattern of deceptive "market timing" of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund "late trading" in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

   Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act and the Securities Exchange Act, and prophylactic relief.

Item 3.      Source and Amount of Funds or Other Consideration.

   Pursuant to the securities purchase agreement dated December 19, 2007 between the Issuer and the purchasers named therein including Millennium Partners, Millennium Partners acquired 471,700 shares of the Issuer’s Common Stock at $13.25 per share for total consideration of $6,250,025. The amount of funds used to purchase the remaining 37,347 shares held by Millenco was approximately $346,928, calculated on an average cost basis (excluding brokerage commissions) by account. Millennium Partners and Millenco effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to Millennium Partners and Millenco as and when required to open or carry positions in the margin accounts, subject to applicable margin regulations, stock exchange rules and the prime broker’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.       Purpose of Transaction.

   The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization or dividend policy.

   The Reporting Persons employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons are held in accounts of the Reporting Persons managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

   Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.      Interest in Securities of the Issuer.

   (a)  As of the date hereof, (i) Millennium Partners is the beneficial owner of 471,700 shares of the Issuer’s Common Stock and (ii) Millenco is the beneficial owner of 37,347 shares of the Issuer’s Common Stock.

   Millennium Management, as the general partner of Millennium Partners and the manager of Millenco, may also be deemed to beneficially own the above-described shares of the Issuer’s Common Stock beneficially owned by Millennium Partners and Millenco, respectively.

   Mr. Englander, as the managing member of Millennium Management, may also be deemed to beneficially own the above-described shares of the Issuer’s Common Stock beneficially owned by Millennium Partners and Millenco, respectively.

   The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares of the Issuer’s Common Stock held by Millennium Partners and Millenco.

   Accordingly, as of the date of this filing, Mr. Englander and Millennium Management may be deemed to be beneficial owners of 509,047 shares of the Issuer’s Common Stock which represents approximately 3.4% of the outstanding shares of the Issuer’s Common Stock. The calculation of the foregoing percentage is on the basis of 15,017,887 shares of Common Stock outstanding as of August 8, 2008, as per the Issuer’s Form 10-Q, dated August 14, 2008.

   (b)  Millennium Partners may be deemed to hold shared power to vote and to dispose of the 471,700 shares of the Issuer’s Common Stock described in (a)(i) above. Millenco may be deemed to hold shared power to vote and to dispose of the 37,347 shares of the Issuer’s Common Stock described in (a)(ii) above. Mr. Englander and Millennium Management may be deemed to hold shared power to vote and to dispose of the 509,047 shares of the Issuer’s Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Mr. Englander or Millennium Management as to beneficial ownership of the shares held by Millennium Partners and Millenco.

   (c)  Transactions in the Issuer’s Common Stock during the past 60 days: Schedule A annexed hereto lists all transactions in the Issuer’s Common Stock during the past 60 days by the Reporting Persons. All of the transactions in the Issuer’s Common Stock during the past 60 days were effected by Millenco in the open market.

   (d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of the Issuer’s Common Stock reported in this Final Amendment to Schedule 13D.

   (e)  On August 14, 2008, the Reporting Persons ceased to beneficially own in excess of 5% of the Issuer’s Common Stock due to an increase in the number of shares of the Issuer’s Common Stock outstanding. However, the Reporting Persons deem October 13, 2008 to be the relevant date of event for this Final Amendment to Schedule 13D, as it is the date on which occurred a material change in the number of shares of the Issuer’s Common Stock beneficially owned or deemed to be beneficially owned by each Reporting Person and the percentage of class represented by such ownership since the filing of the Schedule 13D for each Reporting Person.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   In connection with arrangements with Millennium Partners’ and Millenco’s prime brokers, such prime brokers are permitted to lend securities in Millennium Partners’ and Millenco’s accounts (as the case may be) to the extent permitted by debit balances in such accounts. Millennium Partners and Millenco generally will not have any knowledge of the specific loans made by such prime brokers. In addition, in the ordinary course of business, Millennium Partners and Millenco (or their prime brokers), may borrow securities to satisfy delivery obligations arising from short sales and may lend securities to third parties and such loans generally may be recalled upon demand. However, it should be noted that shares lent by Millennium Partners, Millenco or their prime brokers may not be able to be recalled in advance of an applicable record date and thus, such loaned shares may not be able to be voted by Millennium Partners or Millenco (as the case may be).

   There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.      Material to Be Filed as Exhibits.

   Exhibit I:  Joint Filing Agreement, dated as of October 14, 2008, by and among Millennium Partners, L.P., Millenco LLC, Millennium Management LLC and Israel A. Englander.

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2008

MILLENNIUM PARTNERS, L.P. By: Millennium Management LLC, its general partner
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENCO LLC
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

EXHIBIT I

JOINT FILING AGREEMENT

    This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.001 per share, of Ardea Biosciences, Inc., a Delaware corporation, is being filed and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: October 14, 2008

MILLENNIUM PARTNERS, L.P. By: Millennium Management LLC, its general partner
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENCO LLC
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

Schedule A

Transactions in the Issuer’s Common Stock during the past 60 days:

Date of Transaction	Quantity Purchased (Sold)	Price Per Share $
9/17/2008	(1,500)	13.15
9/17/2008	(1,300)	13.2
9/17/2008	(1,284)	12.18
9/17/2008	(1,200)	13.05
9/17/2008	(1,200)	13.15
9/17/2008	(1,200)	13.62
9/17/2008	(1,060)	13.79
9/17/2008	(1,025)	13.01
9/17/2008	(1,016)	12.18
9/17/2008	(1,012)	12.17
9/17/2008	(1,000)	12.18
9/17/2008	(1,000)	13.01
9/17/2008	(1,000)	13.25
9/17/2008	(990)	13.28
9/17/2008	(974)	13.05
9/17/2008	(936)	13.65
9/17/2008	(922)	13.15
9/17/2008	(900)	12.18
9/17/2008	(900)	12.9
9/17/2008	(900)	12.9
9/17/2008	(900)	13.04
9/17/2008	(900)	13.19
9/17/2008	(900)	13.23
9/17/2008	(900)	13.25
9/17/2008	(900)	13.77
9/17/2008	(891)	13.58
9/17/2008	(800)	12.9
9/17/2008	(800)	13.01
9/17/2008	(800)	13.65
9/17/2008	(800)	13.7
9/17/2008	(797)	13.2
9/17/2008	(794)	13.65
9/17/2008	(772)	13.83
9/17/2008	(700)	12.9
9/17/2008	(700)	12.9
9/17/2008	(700)	13.04
9/17/2008	(700)	13.25
9/17/2008	(700)	13.65
9/17/2008	(622)	13.1
9/17/2008	(608)	13.63
9/17/2008	(608)	13.7
9/17/2008	(601)	13.64
9/17/2008	(600)	12.9
9/17/2008	(600)	13.76
9/17/2008	(565)	12.9
9/17/2008	(560)	12.9
9/17/2008	(547)	13.65
9/17/2008	(532)	13.65
9/17/2008	(508)	13.7
9/17/2008	(486)	13.17
9/17/2008	(471)	12.99
9/17/2008	(425)	13
9/17/2008	(418)	13.04
9/17/2008	(400)	12.9
9/17/2008	(400)	12.94
9/17/2008	(400)	12.96
9/17/2008	(400)	13
9/17/2008	(396)	13.22
9/17/2008	(395)	13.24
9/17/2008	(388)	12.9
9/17/2008	(375)	13
9/17/2008	(363)	13.15
9/17/2008	(329)	12.99
9/17/2008	(304)	13.22
9/17/2008	(300)	12.9
9/17/2008	(300)	12.96
9/17/2008	(300)	13
9/17/2008	(300)	13.01
9/17/2008	(300)	13.01
9/17/2008	(300)	13.2
9/17/2008	(300)	13.33
9/17/2008	(300)	13.8
9/17/2008	(271)	12.9
9/17/2008	(248)	12.9
9/17/2008	(225)	13
9/17/2008	(210)	13.25
9/17/2008	(207)	13.03
9/17/2008	(200)	12.64
9/17/2008	(200)	12.72
9/17/2008	(200)	12.9
9/17/2008	(200)	12.9
9/17/2008	(200)	12.96
9/17/2008	(200)	12.98
9/17/2008	(200)	12.98
9/17/2008	(200)	12.98
9/17/2008	(200)	12.98
9/17/2008	(200)	12.98
9/17/2008	(200)	12.99
9/17/2008	(200)	13
9/17/2008	(200)	13.01
9/17/2008	(200)	13.01
9/17/2008	(200)	13.02
9/17/2008	(200)	13.02
9/17/2008	(200)	13.02
9/17/2008	(200)	13.02
9/17/2008	(200)	13.03
9/17/2008	(200)	13.05
9/17/2008	(200)	13.05
9/17/2008	(200)	13.05
9/17/2008	(200)	13.18
9/17/2008	(200)	13.19
9/17/2008	(200)	13.8
9/17/2008	(200)	13.81
9/17/2008	(200)	13.83
9/17/2008	(200)	13.83
9/17/2008	(200)	13.84
9/17/2008	(177)	13.09
9/17/2008	(177)	13.83
9/17/2008	(175)	13.01
9/17/2008	(140)	13.02
9/17/2008	(102)	13.8
9/17/2008	(100)	12.14
9/17/2008	(100)	12.18
9/17/2008	(100)	12.18
9/17/2008	(100)	12.18
9/17/2008	(100)	12.18
9/17/2008	(100)	12.18
9/17/2008	(100)	12.19
9/17/2008	(100)	12.33
9/17/2008	(100)	12.39
9/17/2008	(100)	12.44
9/17/2008	(100)	12.44
9/17/2008	(100)	12.5
9/17/2008	(100)	12.58
9/17/2008	(100)	12.58
9/17/2008	(100)	12.59
9/17/2008	(100)	12.64
9/17/2008	(100)	12.72
9/17/2008	(100)	12.83
9/17/2008	(100)	12.83
9/17/2008	(100)	12.89
9/17/2008	(100)	12.9
9/17/2008	(100)	12.92
9/17/2008	(100)	12.96
9/17/2008	(100)	12.96
9/17/2008	(100)	12.98
9/17/2008	(100)	12.98
9/17/2008	(100)	12.99
9/17/2008	(100)	12.99
9/17/2008	(100)	12.99
9/17/2008	(100)	13
9/17/2008	(100)	13
9/17/2008	(100)	13
9/17/2008	(100)	13.01
9/17/2008	(100)	13.01
9/17/2008	(100)	13.01
9/17/2008	(100)	13.01
9/17/2008	(100)	13.02
9/17/2008	(100)	13.03
9/17/2008	(100)	13.04
9/17/2008	(100)	13.04
9/17/2008	(100)	13.04
9/17/2008	(100)	13.04
9/17/2008	(100)	13.04
9/17/2008	(100)	13.04
9/17/2008	(100)	13.05
9/17/2008	(100)	13.05
9/17/2008	(100)	13.05
9/17/2008	(100)	13.05
9/17/2008	(100)	13.05
9/17/2008	(100)	13.05
9/17/2008	(100)	13.05
9/17/2008	(100)	13.055
9/17/2008	(100)	13.07
9/17/2008	(100)	13.08
9/17/2008	(100)	13.09
9/17/2008	(100)	13.1
9/17/2008	(100)	13.1
9/17/2008	(100)	13.1
9/17/2008	(100)	13.14
9/17/2008	(100)	13.17
9/17/2008	(100)	13.19
9/17/2008	(100)	13.2
9/17/2008	(100)	13.2
9/17/2008	(100)	13.21
9/17/2008	(100)	13.22
9/17/2008	(100)	13.23
9/17/2008	(100)	13.23
9/17/2008	(100)	13.25
9/17/2008	(100)	13.31
9/17/2008	(100)	13.31
9/17/2008	(100)	13.31
9/17/2008	(100)	13.31
9/17/2008	(100)	13.31
9/17/2008	(100)	13.31
9/17/2008	(100)	13.31
9/17/2008	(100)	13.31
9/17/2008	(100)	13.31
9/17/2008	(100)	13.31
9/17/2008	(100)	13.31
9/17/2008	(100)	13.31
9/17/2008	(100)	13.33
9/17/2008	(100)	13.55
9/17/2008	(100)	13.58
9/17/2008	(100)	13.58
9/17/2008	(100)	13.63
9/17/2008	(100)	13.63
9/17/2008	(100)	13.64
9/17/2008	(100)	13.64
9/17/2008	(100)	13.64
9/17/2008	(100)	13.64
9/17/2008	(100)	13.65
9/17/2008	(100)	13.65
9/17/2008	(100)	13.68
9/17/2008	(100)	13.7
9/17/2008	(100)	13.7
9/17/2008	(100)	13.7
9/17/2008	(100)	13.7
9/17/2008	(100)	13.7
9/17/2008	(100)	13.7
9/17/2008	(100)	13.71
9/17/2008	(100)	13.76
9/17/2008	(100)	13.77
9/17/2008	(100)	13.78
9/17/2008	(100)	13.79
9/17/2008	(100)	13.79
9/17/2008	(100)	13.8
9/17/2008	(100)	13.8
9/17/2008	(100)	13.82
9/17/2008	(100)	13.83
9/17/2008	(100)	13.83
9/17/2008	(100)	13.83
9/17/2008	(100)	13.84
9/17/2008	(100)	13.86
9/17/2008	(99)	13.64
9/17/2008	(96)	13.07
9/17/2008	(96)	13.2
9/17/2008	(96)	13.22
9/17/2008	(92)	13.63
9/17/2008	(92)	13.7
9/17/2008	(92)	13.7
9/17/2008	(88)	12.19
9/17/2008	(84)	12.18
9/17/2008	(84)	13.7
9/17/2008	(78)	13.1
9/17/2008	(75)	13
9/17/2008	(68)	13.65
9/17/2008	(66)	12.08
9/17/2008	(65)	13.76
9/17/2008	(64)	13.65
9/17/2008	(60)	13.64
9/17/2008	(60)	13.7
9/17/2008	(54)	13.8
9/17/2008	(52)	12.89
9/17/2008	(50)	12.11
9/17/2008	(49)	13.06
9/17/2008	(49)	13.17
9/17/2008	(43)	13.03
9/17/2008	(42)	13.86
9/17/2008	(40)	13.79
9/17/2008	(39)	13.64
9/17/2008	(35)	13.03
9/17/2008	(35)	13.1
9/17/2008	(29)	13.76
9/17/2008	(28)	13.86
9/17/2008	(25)	13.75
9/17/2008	(21)	13.82
9/17/2008	(15)	13.79
9/17/2008	(12)	12.64
9/17/2008	(10)	13.76
9/17/2008	(9)	13.62
9/17/2008	(9)	13.7
9/17/2008	(7)	13.65
9/17/2008	(5)	13.55
9/17/2008	(4)	13
9/17/2008	(4)	13.07
9/17/2008	(4)	13.23
9/17/2008	(4)	13.31
9/17/2008	(3)	13.25
9/17/2008	(2)	13.17
9/17/2008	(2)	13.8
9/18/2008	(1,700)	12.355
9/18/2008	(700)	12.065
9/18/2008	(500)	12.13
9/18/2008	(500)	12.66
9/18/2008	(500)	12.72
9/18/2008	(500)	12.865
9/18/2008	(400)	12.07
9/18/2008	(400)	12.07
9/18/2008	(300)	11.12
9/18/2008	(300)	11.12
9/18/2008	(300)	11.64
9/18/2008	(300)	12.05
9/18/2008	(300)	12.05
9/18/2008	(300)	12.07
9/18/2008	(300)	12.09
9/18/2008	(300)	12.09
9/18/2008	(300)	12.59
9/18/2008	(200)	11.25
9/18/2008	(200)	11.31
9/18/2008	(200)	11.59
9/18/2008	(200)	11.61
9/18/2008	(200)	11.63
9/18/2008	(200)	12.05
9/18/2008	(200)	12.07
9/18/2008	(200)	12.08
9/18/2008	(200)	12.08
9/18/2008	(200)	12.1
9/18/2008	(200)	12.11
9/18/2008	(200)	12.12
9/18/2008	(200)	12.16
9/18/2008	(200)	12.21
9/18/2008	(200)	12.25
9/18/2008	(200)	12.29
9/18/2008	(200)	12.35
9/18/2008	(200)	12.5
9/18/2008	(200)	12.53
9/18/2008	(200)	12.59
9/18/2008	(200)	12.66
9/18/2008	(200)	12.66
9/18/2008	(200)	12.66
9/18/2008	(200)	12.73
9/18/2008	(200)	12.73
9/18/2008	(196)	11.24
9/18/2008	(196)	11.25
9/18/2008	(104)	11.24
9/18/2008	(100)	11.23
9/18/2008	(100)	11.25
9/18/2008	(100)	11.25
9/18/2008	(100)	11.25
9/18/2008	(100)	11.25
9/18/2008	(100)	11.25
9/18/2008	(100)	11.25
9/18/2008	(100)	11.26
9/18/2008	(100)	11.3
9/18/2008	(100)	11.31
9/18/2008	(100)	11.55
9/18/2008	(100)	11.59
9/18/2008	(100)	11.62
9/18/2008	(100)	11.81
9/18/2008	(100)	11.83
9/18/2008	(100)	11.84
9/18/2008	(100)	11.85
9/18/2008	(100)	11.86
9/18/2008	(100)	11.87
9/18/2008	(100)	11.87
9/18/2008	(100)	12.05
9/18/2008	(100)	12.05
9/18/2008	(100)	12.05
9/18/2008	(100)	12.05
9/18/2008	(100)	12.05
9/18/2008	(100)	12.05
9/18/2008	(100)	12.05
9/18/2008	(100)	12.05
9/18/2008	(100)	12.05
9/18/2008	(100)	12.05
9/18/2008	(100)	12.05
9/18/2008	(100)	12.05
9/18/2008	(100)	12.05
9/18/2008	(100)	12.05
9/18/2008	(100)	12.05
9/18/2008	(100)	12.05
9/18/2008	(100)	12.05
9/18/2008	(100)	12.05
9/18/2008	(100)	12.05
9/18/2008	(100)	12.05
9/18/2008	(100)	12.05
9/18/2008	(100)	12.05
9/18/2008	(100)	12.05
9/18/2008	(100)	12.06
9/18/2008	(100)	12.06
9/18/2008	(100)	12.06
9/18/2008	(100)	12.06
9/18/2008	(100)	12.06
9/18/2008	(100)	12.06
9/18/2008	(100)	12.06
9/18/2008	(100)	12.06
9/18/2008	(100)	12.06
9/18/2008	(100)	12.06
9/18/2008	(100)	12.065
9/18/2008	(100)	12.07
9/18/2008	(100)	12.07
9/18/2008	(100)	12.07
9/18/2008	(100)	12.07
9/18/2008	(100)	12.07
9/18/2008	(100)	12.07
9/18/2008	(100)	12.08
9/18/2008	(100)	12.08
9/18/2008	(100)	12.08
9/18/2008	(100)	12.08
9/18/2008	(100)	12.08
9/18/2008	(100)	12.08
9/18/2008	(100)	12.08
9/18/2008	(100)	12.09
9/18/2008	(100)	12.09
9/18/2008	(100)	12.09
9/18/2008	(100)	12.09
9/18/2008	(100)	12.1
9/18/2008	(100)	12.1
9/18/2008	(100)	12.1
9/18/2008	(100)	12.1
9/18/2008	(100)	12.1
9/18/2008	(100)	12.1
9/18/2008	(100)	12.1
9/18/2008	(100)	12.11
9/18/2008	(100)	12.11
9/18/2008	(100)	12.11
9/18/2008	(100)	12.12
9/18/2008	(100)	12.13
9/18/2008	(100)	12.13
9/18/2008	(100)	12.13
9/18/2008	(100)	12.13
9/18/2008	(100)	12.14
9/18/2008	(100)	12.16
9/18/2008	(100)	12.16
9/18/2008	(100)	12.16
9/18/2008	(100)	12.16
9/18/2008	(100)	12.16
9/18/2008	(100)	12.16
9/18/2008	(100)	12.16
9/18/2008	(100)	12.16
9/18/2008	(100)	12.17
9/18/2008	(100)	12.17
9/18/2008	(100)	12.17
9/18/2008	(100)	12.17
9/18/2008	(100)	12.17
9/18/2008	(100)	12.18
9/18/2008	(100)	12.18
9/18/2008	(100)	12.18
9/18/2008	(100)	12.18
9/18/2008	(100)	12.21
9/18/2008	(100)	12.21
9/18/2008	(100)	12.21
9/18/2008	(100)	12.21
9/18/2008	(100)	12.21
9/18/2008	(100)	12.22
9/18/2008	(100)	12.22
9/18/2008	(100)	12.22
9/18/2008	(100)	12.22
9/18/2008	(100)	12.22
9/18/2008	(100)	12.22
9/18/2008	(100)	12.22
9/18/2008	(100)	12.23
9/18/2008	(100)	12.23
9/18/2008	(100)	12.23
9/18/2008	(100)	12.24
9/18/2008	(100)	12.24
9/18/2008	(100)	12.26
9/18/2008	(100)	12.26
9/18/2008	(100)	12.27
9/18/2008	(100)	12.27
9/18/2008	(100)	12.27
9/18/2008	(100)	12.27
9/18/2008	(100)	12.27
9/18/2008	(100)	12.27
9/18/2008	(100)	12.27
9/18/2008	(100)	12.28
9/18/2008	(100)	12.28
9/18/2008	(100)	12.28
9/18/2008	(100)	12.28
9/18/2008	(100)	12.28
9/18/2008	(100)	12.29
9/18/2008	(100)	12.29
9/18/2008	(100)	12.32
9/18/2008	(100)	12.33
9/18/2008	(100)	12.33
9/18/2008	(100)	12.35
9/18/2008	(100)	12.37
9/18/2008	(100)	12.37
9/18/2008	(100)	12.38
9/18/2008	(100)	12.4
9/18/2008	(100)	12.4
9/18/2008	(100)	12.41
9/18/2008	(100)	12.41
9/18/2008	(100)	12.44
9/18/2008	(100)	12.44
9/18/2008	(100)	12.44
9/18/2008	(100)	12.44
9/18/2008	(100)	12.45
9/18/2008	(100)	12.46
9/18/2008	(100)	12.49
9/18/2008	(100)	12.5
9/18/2008	(100)	12.51
9/18/2008	(100)	12.51
9/18/2008	(100)	12.52
9/18/2008	(100)	12.55
9/18/2008	(100)	12.59
9/18/2008	(100)	12.59
9/18/2008	(100)	12.59
9/18/2008	(100)	12.59
9/18/2008	(100)	12.59
9/18/2008	(100)	12.6
9/18/2008	(100)	12.65
9/18/2008	(100)	12.66
9/18/2008	(100)	12.66
9/18/2008	(100)	12.66
9/18/2008	(100)	12.66
9/18/2008	(100)	12.68
9/18/2008	(100)	12.7
9/18/2008	(100)	12.7
9/18/2008	(100)	12.71
9/18/2008	(100)	12.73
9/18/2008	(100)	12.73
9/18/2008	(100)	12.74
9/18/2008	(100)	12.74
9/18/2008	(100)	12.74
9/18/2008	(100)	12.74
9/18/2008	(100)	12.75
9/18/2008	(100)	12.75
9/18/2008	(100)	12.76
9/18/2008	(100)	12.76
9/18/2008	(100)	12.76
9/18/2008	(100)	12.76
9/18/2008	(100)	12.76
9/18/2008	(100)	12.76
9/18/2008	(100)	12.78
9/18/2008	(100)	12.78
9/18/2008	(100)	12.78
9/18/2008	(100)	12.8125
9/18/2008	(100)	12.8125
9/18/2008	(100)	12.92
9/18/2008	(100)	12.9475
9/18/2008	(99)	11.63
9/18/2008	(99)	12.06
9/18/2008	(99)	12.07
9/18/2008	(98)	11.86
9/18/2008	(96)	11.12
9/18/2008	(96)	11.25
9/18/2008	(68)	11.5
9/18/2008	(60)	12.06
9/18/2008	(54)	12.11
9/18/2008	(46)	12.37
9/18/2008	(40)	11.51
9/18/2008	(33)	11.55
9/18/2008	(4)	11.25
9/18/2008	(4)	11.25
9/18/2008	(4)	11.31
9/18/2008	(2)	12.01
9/18/2008	(1)	11.88
9/18/2008	(1)	11.89
10/10/2008	(1,400)	11
10/10/2008	(400)	11
10/10/2008	(300)	11
10/10/2008	(200)	11
10/10/2008	(200)	11
10/10/2008	(100)	11
10/10/2008	(100)	11
10/10/2008	(100)	11
10/10/2008	(100)	11
10/10/2008	(100)	11
10/10/2008	(100)	11
10/10/2008	(100)	11
10/10/2008	(100)	11
10/10/2008	(100)	11
10/10/2008	(100)	11
10/10/2008	(100)	11
10/10/2008	(100)	11
10/10/2008	(100)	11
10/10/2008	(100)	11
10/10/2008	(100)	11
10/10/2008	(100)	11
10/10/2008	(100)	11
10/10/2008	(100)	11
10/10/2008	(100)	11
10/10/2008	(100)	11
10/10/2008	(100)	11
10/10/2008	(100)	11
10/10/2008	(100)	11
10/10/2008	(100)	11
10/10/2008	(100)	11
10/10/2008	(100)	11
10/10/2008	(100)	11
10/10/2008	(100)	11
10/10/2008	(100)	11
10/10/2008	(100)	11
10/10/2008	(40)	11
10/10/2008	(20)	11
10/10/2008	(20)	11
10/10/2008	(20)	11
10/10/2008	(19)	11
10/10/2008	(2)	11

Note:  All of the above transactions in the Issuer’s Common Stock were effected by Millenco in the open market. Some of the sales listed above were short sales.